THE BANK OF NEW YORK

101 Barclay Street

New York, New York 10286

__________ 2005

Ping An Insurance (Group) Company of China, Ltd.

Ping An Building

Ba Gua No. 3 Road

Shenzhen 518029

People’s Republic of China

Re:

Amended and Restated Deposit Agreement dated as of _______, 2005 (the “Level I Deposit Agreement”) among Ping An Insurance (Group) Company of China, Ltd. (the “Company”), The Bank of New York, as Depositary (the “Depositary”), and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder and Rule 144A Deposit Agreement dated as of June 24, 2004 (the “144A Deposit Agreement, and together with the Level I Deposit Agreement, the “Deposit Agreements”), among the Company, the Depositary and all Owners and Beneficial Owners from time to time of Rule 144A American Depositary Receipts issued thereunder

Ladies and Gentlemen:

Reference is made to the Deposit Agreements.  This letter qualifies the respective rights and obligations of the Company and the Depositary set forth in each of the Deposit Agreements.  Capitalized terms defined in the Deposit Agreements and not otherwise defined herein are used herein as defined in the Deposit Agreements.

The Depositary hereby agrees that (i) without the prior consent of the Company, the Depositary will not (a) Pre-Release Receipts or (b) permit any Pre-Release to remain outstanding at any time, except pursuant to agreements, covenants, representations or warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, the Depositary will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company) and (ii) the Depositary will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

The Depositary hereby confirms that it currently does not, and does not intend to, make any Pre-Release to any person until such person has undergone the Depositary's standard credit review process.

If, after the date hereof, the Depositary's ADR Department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, the Depositary agrees to notify the Company promptly of such change and to advise the Company as to the changes, if any, that the Depositary intends to make, or has made, to the Pre-Release procedures then being followed by the Depositary as a result of such change in the U.S. federal income tax law.  The Depositary will in good faith consult with the Company and consider all suggestions, without any obligation on its part to change its Pre-Release procedures.

The Depositary will indemnify and hold harmless the Company and each Owner from time to time of a Receipt against all losses, claims, damages, liabilities and expense (including reasonable attorneys' fees) based upon a breach by the Depositary of any agreement of the Depositary set forth in this letter.

If any action or claim shall be brought against the Company in respect of which indemnity may be sought pursuant to the preceding paragraph or the second paragraph of this letter, the Company shall notify the Depositary in writing of such action or claim giving reasonable details thereof.  The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Company (who shall not, except with the consent of the Company, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Company of its election so to assume the defense thereof, the Depositary shall not be liable to the Company or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No compromise or settlement of such action or proceeding may be effected by either party without the other party's consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party and (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement.

Other than as set forth herein, nothing in this letter shall affect any of the respective rights and obligations of the Company and the Depositary under the Deposit Agreements.

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This letter shall be interpreted in accordance with, and the provisions hereof shall be governed by, the laws of the State of New York.

Very truly yours,

THE BANK OF NEW YORK,

    as Depositary

By: __________________________

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